

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 16, 2011

Via Email
Mr. Michael Dodak
Interim Chief Financial Officer
Solar Energy Initiatives, Inc.
818 A1A North, Suite 202
Ponte Vedra Beach, Florida 32082

> **Re:**   **Solar Energy Initiatives, Inc**.
> **Form 10-K for the Fiscal Year Ended July 31, 2010**
> **Filed November 15, 2010**
> **File No. 333-148155**

Dear Mr. Dodak:

We have reviewed your response dated June 6, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended July 31, 2010

Note 3. Summary of Significant Accounting Policies, page F-8

-Business Combinations and Consolidations, page F-9

1.   We note your response to prior comment 1. As outlined in your response, please amend your July 31, 2010 Form 10-K and the October 31, 2010 Form 10-Q to remove the referral to the accounts receivable associated with factoring and securitization programs not recorded on the balance sheet.

Note 13. Equity Method Investee, page 23

2.   We note your response to prior comment 2 and that you only recorded a $530,274 other receivable-equity method investee and a $30,000 investment in equity method investee within your balance sheet. Please clarify for us where you recorded the credits associated with these transactions within your consolidated financial statements.

3.   We note your response to prior comment 3 and that you will amend your July 31, 2010 Form 10-K and subsequent Forms 10-Q to consolidate Martin's Creek NC, LLC, since you believe it is a variable interest entity that should have been consolidated under Topic 810 of the FASB Accounting Standards Codification. As previously requested, please provide to us a detailed analysis under Topic 810 of the FASB Accounting Standards Codification related to your accounting for your interest in Martin's Creek NC, LLC.   In the analysis, provide your analysis of whether Martin's Creek NC, LLC is a variable interest entity under the guidance of paragraphs 810-10-25-20 through 36 of the FASB Accounting Standards Codification. In addition, to the extent that you have concluded this is a variable interest entity, discuss why you have now concluded that you are the primary beneficiary including your consideration of paragraph 810-10-25-42 of the FASB Accounting Standards Codification.

        You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

                                        Sincerely,

                                        /s/ Kevin L. Vaughn

                                        Kevin L. Vaughn
                                        Accounting Branch Chief